EXHIBIT 99.10

CONSENT OF EXPERT

March 24, 2011

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers, Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon
Toronto Stock Exchange
United States Securities and Exchange Commission

Re: Annual Information Form dated March 24, 2011 (the “Annual Information Form”) of Western Copper Corporation (the “Company”)

I refer to the report entitled “Casino Project 2010 Mineral Resource Update” dated December 1, 2010 (the "Report") as referenced in the Annual Information Form.

This letter is being provided as my consent to being named as an author of the Report and to the use of extracts from, or a summary of, the Report in the Annual Information Form.

I confirm that I have read the written disclosure relating to the subject matter of the Report contained in the Annual Information Form, which is being publicly filed, and such disclosure fairly and accurately represents the information in the Report that supports the disclosure.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report for the year ended December 31, 2010, on Form 40-F dated March 24, 2011, and any amendment thereto.

/s/ Scott Casselman
Scott Casselman, P. Geo.